

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2021

Ali Parsadoust, Ph.D.
Chief Executive Officer
Babylon Holdings Ltd
1 Knightsbridge Green
London, SW1X 7NW
United Kingdom

> **Re: Babylon Holdings Ltd**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed August 9, 2021**
> **File No. 333-257694**

Dear Dr. Parsadoust:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed August 9, 2021

Cover Page

1.   We note your revisions in response to prior comment 1. Please also disclose the Sponsor and its affiliates' total potential ownership interest in the combined company assuming exercise and conversion of all securities.

Questions and Answers about the Business Combination and the Special Meeting
Q: What interests do the Sponsor and the current officers and directors of Alkuri have in the Business Combination?, page xii

2.   We note your disclosure in response to prior comment 5 that the initial stockholders and holders of private placement warrants will be able to recognize a greater return on their

investment than Alkuri's public stockholders. Please clarify that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if Alkuri's public stockholders experience a negative rate of return in the post-business combination company, and how this leads to a misalignment of interests. Please also quantify the misalignment of interests by disclosing the Sponsor's investment per share compared to Alkuri's public stockholders' investment per share and the possible returns on these investments.

3. We note your revisions in response to prior comment 6 and reissue in part. Please quantify the aggregate dollar amount of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. In addition, please provide similar disclosure for Alkuri's officers and directors, if material, or otherwise advise.

Risk Factors
Alkuri's stockholders will experience dilution as a consequence of the Business Combination., page 40

4. We note your response to prior comment 14 and revised disclosure on page 40. Please disclose the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In addition, we note your disclosure on page 19 that you expect to issue 7,030,000 shares of Babylon Holdings as consideration in the Higi transaction. Please also update your disclosure to quantify the potential dilution relating to the potential Higi transaction.

Because Babylon will become a public reporting company by means other than a traditional..., page 94

5. We note your disclosure in response to prior comment 13. Please expand your disclosure to specify that investors will not benefit from potential underwriter liability for material misstatements or omissions in the registration statement and additional roles of the underwriter in a traditional underwritten initial public offering, such as the book-building process that helps inform efficient price discovery and underwriter support to help stabilize the public price of the new issue immediately after listing.

Background of the Business Combination, page 115

6. We note your response to prior comment 21 and reissue in part. Please clarify the meaning of your statement regarding what the Sponsor "would otherwise receive as consideration for the Business Combination."

7. We note your response to prior comment 20. Please revise your disclosure to identify who proposed the initial super-voting structure and how this transaction term evolved

throughout your negotiations.

Unaudited Projected Financial Information, page 127

8.   Please revise to address the following regarding your responses to prior comments 22, 36, 38, and 39:
- You disclose here that your definition of gross profit as presented in your table on page 128 is revenue less cost of care delivery. To the extent your gross profit measure here does not reflect all direct costs of revenues, tell us why you believe that definition is useful or appropriate given your responses to comments 36 and 39 explain that cost of care delivery does not include all direct costs of your revenues. Revise to delete your gross profit projection line here or revise it to reflect all direct costs of the revenues presented.
- To the extent your gross profit measure here does reflect all costs of revenues, tell us why you believe the measure is useful here for evaluating projections but not for evaluating your historical operating results.
- Tell us how you determined that research and development activities are appropriately similar in nature to report on the same line item as your the direct technology expenses related to service revenue. Explain how you considered that blending these types of expenses makes it difficult for readers to evaluate both your current results of operations as well as the amounts invested for future benefit. Clearly explain how you determined that your presentation is appropriate or revise accordingly to separately quantify these amounts in separate line items.
- To the extent you are able to support your current line item presentation, revise the footnotes to the financial statements of Babylon Holdings Limited to quantify the research and development components of your R&D and Technology expenses line item separately from your direct cost of revenues in that line item. Revise the results of operations section of your MD&A to separately quantify those amounts and discuss any significant trends within those line items.
- For purposes of your response to prior comment 38, tell us how you determine whether any of your capitation arrangements are loss contracts if you do not capture and monitor all direct costs of your revenues. Revise to describe the extent to which you evaluate all direct costs of the capitation contracts for this purpose. Specifically explain the extent to which any of the direct cost related to your capitation contracts are included outside of the cost of care delivery line item.
- We note your Key Business and Financial Metrics section on page 219 presents your various revenue streams but the only expense line item presented is cost of care delivery. Tell us how you determined this presentation is balanced and does not imply that your cost of care delivery represents your entire amount of direct costs. Revise your presentation accordingly.

Material U.S. Federal Income Tax Considerations, page 158

9.   We note your response to prior comment 26 that you do not plan on filing

a tax opinion supporting a conclusion that the Business Combination should be tax-free to U.S. holders; however, you still represent that the Company "intends" for the Business Combination to be considered a tax-free "reorganization" under the provisions of Section 368(a) of the Code. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please refer to Section III.C.4 of Staff Legal Bulletin 19. In addition, please also provide additional disclosure in the "Questions and Answers About the Business Combination and the Special Meeting" section to clarify the risk of uncertain tax treatment to investors.

Babylon's Business
Proven & Highly-Scalable Care Delivery Model, page 192

10. We note your revised disclosure in response to prior comment 30. Please also revise footnote (1) to clarify how "Revenues per Lives Covered" is calculated, including what period of time this figure is based on for each company shown in the graphic. In addition, please balance your disclosure regarding scalability by referencing factors that would inhibit scalability, such as the considerations that appear in the risk factors throughout your disclosure on pages 48-54, including Babylon Holdings' history of net losses.

United Kingdom, page 197

11. We note your revisions in response to prior comment 28. Please further expand your disclosure to describe the CQC's ratings system so that investors can put the "good" overall rating and "outstanding" leadership rating in context.

Medical Device Regulation, page 208

12. We note your expanded disclosure on pages 190 and 208 in response to prior comment 34. Please further expand your disclosure to clarify, if true, that your technology was not independently tested nor approved by a notified body. We also note your risk disclosure on page 78 that it would be costly to you if there are changes to the laws and regulatory requirements governing artificial intelligence and software as a medical device. Please expand your disclosure to specify how the laws and regulatory requirements may change and how they may impact your business operations.

General

13. Your use of footnotes on pages 190 and 191 is not appropriate. Please revise your narrative disclosure to include the relevant disclosure contained in the footnotes in the specific paragraphs to which the the footnotes relate.

You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Labriola, Esq.